SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. -1-)*

(Name of Issuer)

T.H. LEHMAN & CO., INCORPORATED

(Title of Class of Securities)

Common Shares

(CUSIP Number) 48268R 10 6

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications):

Raffaele Attar
Acting Chairman and Director
T.H. Lehman & Co., Incorporated
1155 Dairy Ashford Suite 806
Houston, TX 77079
Telephone: (281) 870-1197

(Date of Event Which Requires Filing of This Statement)

August 17, 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48268R 10 6

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

T.H. Lehman & Co., Incorporated 22-2442356

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)
(b)
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	334,597
Beneficially
Owned	(8)	Shared Voting Power	-0- Not Applicable
by Each
Reporting	(9)	Sole Dispositive Power.	334,597
Person
With	(10)	Shared Dispositive Power	-0- Not Applicable

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
334,597

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)
6.1%

(14)	Type of Reporting Person (See Instructions)
CO

The Schedule 13D is amended to make the following changes to certain items:

Item 4.	Purpose of Transaction

On August 17, 2005, the Reporting Person returned 47,000 shares in the Issuer’s Common Stock to two entities in full settlement of the Notes. Schedule II attached hereto sets forth the name of the remaining seller, the number of shares sold by such seller to the Reporting Person and the original balance of each Note issued by the Reporting Person to the seller.

Except as provided in the first paragraph of this Item 4, the Reporting Person has no other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item 4 of Schedule 13D.

Item 5.	Interest of Securities of the Issuer.

Replace (a) with the following:

(a)  The Reporting Person is the beneficial owner of 334,597 shares of Common Stock which constitutes approximately 6.1% of the number of issued and outstanding shares of Common Stock of the Issuer. For the purposes of this Schedule 13D, the approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons is based on 5,470,311 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 8, 2005, as reflected in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2005.

Add the following to (c):

Transactions in the Common Stock
Date of	Number of Shares	Price (including
Transaction	Purchased (Sold)	commission)
August 17, 2005	(47,000)	$47,000

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date August 25, 2005

Signature

T.H. LEHMAN & CO., INCORPORATED

Name/Title Raffaele Attar, Director of T.H. Lehman & Co., Incorporated

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule II

	Number of
Name of Seller	Shares Sold	Note Amount

Alberto Antebi	10,000	$10,000
Ganaterra Corporation N.V.	17,000	$17,000
Newbridge Investment Company N.V.	97,043	$97,043
New Horizons Investments Fund N.V.	121,805	$121,805
Treetop Investments N.V.	79,500	$79,500